Exhibit 99.1

Alvotech Reports Financial Results for Full Year 2022

and Provides Business Update

•

Full Year 2022 total revenue, including other income, increased by 114% to $85.0 million, compared to $39.7 million in 2021, driven by both milestone revenue and product revenue from commercialization of AVT02, a biosimilar to Humira®, in 17 countries

•	Three biosimilar candidates, AVT03 (Prolia®/Xgeva®), AVT06 (Eylea®) and AVT05 (Simponi®/Simponi Aria®) advanced into clinical development in 2022

•	Marketing applications for AVT04, a proposed biosimilar to Stelara®, were submitted in major markets including the U.S. and Europe

•

U.S. Food and Drug Administration (FDA) confirmed a new goal date for AVT02 Biologics License Application (BLA) of April 13, 2023, and is expected to commence a reinspection of the Reykjavik manufacturing site on March 6, 2023

•	Management will conduct a business update conference call and live webcast on Thursday, March 2, 2023, at 8:00 am ET (13:00 pm GMT)

REYKJAVIK, ICELAND (March 1, 2023) — Alvotech (NASDAQ: ALVO, or the “Company”), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today reported financial results for full year 2022 and provided a summary of recent corporate highlights.

“Alvotech made significant progress in 2022. We were publicly listed, achieved a remarkable 114% increase in revenue, and were able to continue investing in and shaping our future through the ongoing advancement of our product pipeline,” said Robert Wessman, Chairman and CEO of Alvotech. “Looking ahead, 2023 is expected to be equally important. We’re currently preparing for a reinspection of our Reykjavik facility by the FDA, which if satisfactory could pave the way for the approval and subsequent launch of our interchangeable, high concentration biosimilar to Humira® in the U.S. market on July 1, 2023.”

Recent Highlights

In December 2022, Alvotech announced that the FDA has confirmed that the goal date for Alvotech’s original BLA for AVT02 as biosimilar to high-concentration Humira® is April 13, 2023, and that the FDA has completed its review of Alvotech’s BLA of AVT02 as an interchangeable to high-concentration Humira. Approval requires satisfactory outcome of an upcoming FDA reinspection of Alvotech’s facility in Reykjavik, Iceland, that is scheduled to start on March 6, 2023. In January 2023, Alvotech hosted a general Good Manufacturing Practice (GMP) inspection by EMA (European Medicines Agency) that resulted in a GMP recertification of the company’s manufacturing facility for European markets. This is the fourth successful inspection by EMA since 2018.

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In January 2023 Alvotech announced that the FDA has accepted for review a BLA and the European Medicines Authority (EMA) has accepted for review a marketing authorization application, for AVT04 a proposed biosimilar to Stelara® (ustekinumab). Three other biosimilar candidates, AVT03 (a proposed biosimilar for Prolia®/Xgeva®), AVT06 (a proposed biosimilar for Eylea®) and AVT05 (a proposed biosimilar for Simponi®/Simponi Aria®) advanced into clinical studies in 2022.

In February 2023, Alvotech announced the completion of a private share placement for aggregate gross proceeds of approximately $137.0 million. In December 2022 Alvotech announced completion of a private placement of subordinated convertible bonds for gross proceeds of approximately $70.0 million. In December 2022, Nasdaq Iceland approved Alvotech’s application for admission to trading on the Nasdaq Iceland Main Market and ALVO shares commenced trading on the Main Market on December 8, 2022, after being traded on the Nasdaq Iceland First North market since June 23, 2022. The shares have been trading on the Nasdaq US market since June 16, 2022.

Financial Results for Full Year 2022

Cash position and sources of liquidity

As of December 31, 2022, the Company had cash and cash equivalents of $66.4 million. In addition, the Company had borrowings with a carrying amount of $764.6 million, including $19.9 million of the current portion of borrowings, as of December 31, 2022.

Revenue

Revenue, including other income, was $85.0 million for the twelve months ending December 31, 2022, compared to $39.7 million for the full year 2021. Revenue for the twelve months ended December 31, 2022, consisted of $24.8 million in product revenue from sales of AVT02 in selected European countries and Canada, and $58.2 million of license and other revenue and other income of $2.0 million. The company recognized revenue of $44.5 million and $11.6 million resulting from license and milestone payments for AVT04 and AVT05, respectively, for the year ended December 31, 2022.

Cost of product revenue

Cost of product revenues was $64.1 million for the twelve months ended December 31, 2022. The Company successfully launched AVT02 in 16 European countries and Canada in 2022 and, as a result, commenced recognizing cost of product revenue for the same period. Cost of product revenue is disproportionate relative to product revenue due to the timing of new launches, resulting in higher costs than revenues recognized for the period. The Company expects this to normalize with increased production from scaling and expansion of new launches. Ultimately, the Company estimates that the anticipated increase in sales volumes will result in the absorption of fixed manufacturing costs. Prior to the recognition of cost of product revenues, costs from pre-commercial manufacturing activities were reported as R&D expenses.

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Research and development (R&D) expenses

R&D expenses were $180.6 million for the twelve months ended December 31, 2022, compared to $191.0 million for the same twelve months of 2021. In 2021, pre-commercial manufacturing activity was reported as R&D expense. The decrease was primarily driven by manufacturing costs that were previously recognized as R&D expense but are now being recognized as cost of product revenue following the Company’s first commercial launch, offset by an increase in direct program expenses. These increases in direct program expenses were driven by three biosimilar candidates, AVT03, AVT05 and AVT06 entering clinical development in 2022, while spending related to development of AVT02 and AVT04 decreased as clinical activities for these programs wound down.

General and administrative (G&A) expenses

G&A expenses were $186.7 million for the twelve months ended December 31, 2022, compared to $84.1 million for the same twelve months of 2021. The increase in G&A expenses was primarily attributable to the $83.4 million in non-cash share listing expense and $10.4 million of additional transaction costs. The Company also recognized $5.8 million of G&A expenses for share-based payments resulting from the grants of restricted share units to employees and $3.3 million in salary expenses related to severance agreements.

Finance income

Finance income was $2.5 million for the twelve months ended December 31, 2022, compared to $51.6 million for the same period in 2021. The decrease was primarily attributable to income recognized in 2021 from the fair value remeasurement of derivative financial liabilities associated with the convertible shareholder loans, as conversion, warrant and funding rights associated with these loans were exercised by shareholders in 2022.

Finance costs

Finance costs were $188.4 million for the twelve months ended December 31, 2022, compared to $117.4 million for the same twelve months of 2021. The difference was primarily attributable to a $94.2 million increase resulting from changes in the fair value of derivatives, offset by $35.0 million lower finance costs related to the interest on debt and borrowings.

Exchange rate differences

Exchange rate differences resulted in a gain of $10.6 million for the twelve months ended December 31, 2022, compared to $2.7 million for the same twelve months of 2021. The increase was primarily driven by a change in financial assets and liabilities denominated in Icelandic Krona and Euros, along with the weakening of the Icelandic Krona compared to the US Dollar.

Loss / Gain on extinguishment of financial liabilities

Alvotech recognized a loss on extinguishment of financial liabilities of $27.3 million during the year ended December 31, 2022, compared to a gain of $151.8 million during 2021. These resulted mainly from the amendment and upsizing of Alvotech’s senior bonds, settlement of related party loans with Aztiq and Alvogen, extinguishment of the lease on Alvotech’s manufacturing building in Reykjavik, Iceland and the amendment and upsizing of a loan facility with Alvogen.

Income tax benefit

Income tax benefit was $37.8 million for the twelve months ended December 31, 2022, compared to $47.7 million for the same twelve months of 2021. This change was primarily driven by the recognition of deferred tax assets in 2022 with respect to current year tax losses that Alvotech expects to be fully utilized against future taxable profits.

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Net Loss

Net loss was $513.6 million, or $2.60 per share on a basic and diluted basis, for the twelve months ended December 31, 2022, as compared to net loss of $101.5 million, or $0.92 per share on a basic and diluted basis, for the same twelve months of 2021.

Business Update Conference Call

Alvotech will conduct a business update conference call and live webcast on Thursday, March 2, 2023, at 8:00 am ET (1:00 pm GMT). A live webcast of the call will be available on Alvotech’s website in the Investors Section of the Company’s website under News and Events – Events and Presentations, where you will also be able to find a replay of the webcast, following the call for 90 days. In order to participate in the conference call, please register in advance using the link on Alvotech’s Investor Relations website under News and Events – Events and Presentations, to obtain a local or toll-free phone number and your personal pin.

About Alvotech

Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline contains eight biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU/EEA, UK, Switzerland), Fuji Pharma Co., Ltd (Japan), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

Forward Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial or operating performance of Alvotech and may include, for example, Alvotech’s expectations regarding capitalization through equity or debt financing, future growth, results of operations, performance, including cost of product revenue, future capital and other

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expenditures, competitive advantages, partnerships, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events, the re-inspection of Alvotech’s manufacturing site, the potential approval, including for AVT02 and AVT04 by the FDA, the EMA and other regulatory agencies and commercial launch of its product candidates, the timing of the announcement of clinical study results, the commencement of patient studies, regulatory applications, and completion of regulatory review, regulatory approvals and market launches. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Alvotech or others following the business combination between Alvotech Holdings S.A., Oaktree Acquisition Corp. II and Alvotech; (2) the ability to maintain stock exchange listing standards; (3) changes in applicable laws or regulations; (4) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (5) Alvotech’s estimates of expenses and profitability; (6) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (7) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (8) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (9) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (10) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (11) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (12) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (13) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (14) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (15) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (16) the potential impact of the ongoing COVID-19 pandemic on the FDA’s review timelines, including its ability to complete timely inspection of manufacturing sites; (17) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, war in Ukraine and global geopolitical tension, and the ongoing and evolving COVID-19 pandemic on the Company’s business, financial position, strategy and anticipated milestones; and (18) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

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CONTACTS

Alvotech Investor Relations and Global Communication

Benedikt Stefansson, Director

alvotech.ir[at]alvotech.com

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Consolidated Statements of Profit or Loss and Other Comprehensive

Income or Loss for the years ended 31 December 2022, 2021 and 2020

USD in thousands	2022	2021	2020
Product revenue	24,836	—	—
License and other revenue	58,193	36,772	66,616
Other income	1,988	2,912	2,833
Cost of product revenue	(64,095)	—	—
Research and development expenses	(180,622)	(191,006)	(148,072)
General and administrative expenses	(186,742)	(84,134)	(58,914)

Operating loss	(346,442)	(235,456)	(137,537)
Share of net loss of joint venture	(2,590)	(2,418)	(1,505)
Finance income	2,549	51,568	5,608
Finance costs	(188,419)	(117,361)	(161,551)
Exchange rate difference	10,566	2,681	3,215
(Loss) / gain on extinguishment of financial liabilities	(27,311)	151,788	—

Non-operating (loss) / profit	(205,205)	86,258	(154,233)
Loss before taxes	(551,647)	(149,198)	(291,770)
Income tax benefit	38,067	47,694	121,726

Loss for the year	(513,580)	(101,504)	(170,044)

Other comprehensive income / (loss)
Item that will be reclassified to profit or loss in subsequent periods:
Exchange rate differences on translation of foreign operations	(6,111)	(305)	5,954

Total comprehensive loss	(519,691)	(101,809)	(164,090)

Loss per share
Basic and diluted loss for the period per share	(2.60)	(0.92)	(1.82)

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Consolidated Statements of Financial Position

as of 31 December 2022 and 2021

USD in thousands	31 December 2022	31 December 2021
Non-current assets
Property, plant and equipment	220,594	78,530
Right-of-use assets	47,501	126,801
Goodwill	11,643	12,367
Other intangible assets	25,652	21,509
Contract assets	3,286	1,479
Investments in joint venture	48,568	55,307
Other long-term assets	5,780	1,663
Restricted cash	25,187	10,087
Deferred tax assets	209,496	170,418

Total non-current assets	597,707	478,161

Current assets
Inventories	71,470	39,058
Trade receivables	32,972	29,396
Contract assets	25,370	17,959
Other current assets	32,949	14,736
Receivables from related parties	1,548	1,111
Cash and cash equivalents	66,427	17,556

Total current assets	230,736	119,816

Total assets	828,443	597,977

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Consolidated Statements of Financial Position as of

31 December 2022 and 2021

USD in thousands	31 December 2022	31 December 2021
Equity
Share capital	2,126	135
Share premium	1,058,432	1,000,118
Other reserves	30,582	—
Translation reserve	(1,442)	4,669
Accumulated deficit	(1,654,114)	(1,140,534)

Total equity	(564,416)	(135,612)

Non-current liabilities
Borrowings	744,654	398,140
Derivative financial liabilities	380,232	—
Other long-term liability to related party	7,440	7,440
Lease liabilities	35,369	114,845
Long-term incentive plan	544	56,334
Contract liabilities	57,017	44,844
Deferred tax liability	309	150

Total non-current liabilities	1,225,565	621,753

Current liabilities
Trade and other payables	49,188	28,587
Lease liabilities	5,163	7,295
Current maturities of borrowings	19,916	2,771
Liabilities to related parties	1,131	638
Contract liabilities	36,915	29,692
Taxes payable	934	841
Other current liabilities	54,047	42,012

Total current liabilities	167,294	111,836

Total liabilities	1,392,859	733,589

Total equity and liabilities	828,443	597,977

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Consolidated Statements of Cash Flows for the years ended

31 December 2022, 2021 and 2020

USD in thousands	2022	2021	2020
Cash flows from operating activities
Loss for the year	(513,580)	(101,504)	(170,044)
Adjustments for non-cash items:
Gain on extinguishment of SARs liability	(4,803)	—	—
Share listing expense	83,411	—	—
Long-term incentive plan expense	5,492	17,955	18,053
Depreciation and amortization	20,409	18,196	16,419
Impairment of property, plant and equipment	—	2,092	2,142
Impairment of other intangible assets	2,755	3,993	—
Share of net loss of joint venture	2,590	2,418	1,505
Finance income	(2,549)	(51,568)	(5,608)
Finance costs	188,419	117,361	161,551
Loss/(Gain) on extinguishment of financial liabilities	27,311	(151,788)	—
Share based payments	10,317	—	—
Exchange rate difference	(10,566)	(2,681)	(3,215)
Income tax benefit / (expense)	(38,067)	(47,694)	(121,726)

Operating cash flow before movement in working capital	(228,861)	(193,220)	(100,923)
Increase in inventories	(32,412)	(29,412)	(3,255)
(Increase) / decrease in trade receivables	(3,576)	(28,813)	21,771
Increase / (decrease) in liabilities with related parties	56	(453)	1,674
(Increase) / (increase) in contract assets	(9,218)	15,286	(11,667)
Increase in other assets	(17,194)	(4,363)	(7,383)
Increase in trade and other payables	16,442	14,318	227
Increase in contract liabilities	19,396	21,470	24,019
(Decrease) / increase in other liabilities	(21,384)	5,160	7,134

Cash used in operations	(276,751)	(200,027)	(68,403)
Interest received	568	16	212
Interest paid	(35,372)	(28,004)	(5,664)
Income tax paid	(834)	(155)	(440)

Net cash used in operating activities	(312,389)	(228,170)	(74,295)

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Cash flows from investing activities
Acquisition of property, plant and equipment	(37,880)	(20,462)	(7,485)
Disposal of property, plant and equipment	379	—	79
Acquisition of intangible assets	(11,122)	(20,171)	(4,497)
Restricted cash in connection with the amended bond agreement	(14,914)	—	(5,000)

Net cash used in investing activities	(63,537)	(40,633)	(16,903)

Cash flows from financing activities
Repayments of borrowings	(34,714)	(37,496)	(2,896)
Repayments of principal portion of lease liabilities	(11,147)	(7,350)	(6,087)
Proceeds from new borrowings	193,678	113,821	30,000
Proceeds on issue of equity shares	—	185,856	34,385
Extinguishment financing fees	(12,102)	—	—
Gross proceeds from the PIPE Financing	174,930	—	—
Gross PIPE Financing fees paid	(5,562)	—	—
Proceeds from the Capital Reorganization	9,827	—	—
Proceeds from loans from related parties	160,000	—	—
Repayment of loans from related parties	(50,000)	—	—

Net cash generated from financing activities	424,910	254,831	55,402

Increase / (decrease) in cash and cash equivalents	48,984	(13,972)	(35,796)
Cash and cash equivalents at the beginning of the year	17,556	31,689	67,403
Effect of movements in exchange rates on cash held	(113)	(161)	82

Cash and cash equivalents at the end of the year	66,427	17,556	31,689

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